                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   TEFRON LTD.
                                   -----------
                                (Name of Issuer)

            SERIES A ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE *
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  M8-7482-10-1
                                  ------------
                                 (CUSIP Number)

                                   MEIR SHAMIR
                          MIVTACH SHAMIR HOLDINGS LTD.
                           27 HABARZEL STREET, ATIDIM
                             TEL AVIV, 69710, ISRAEL
                                TEL 972-3-7864949
                                -----------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  APRIL 7, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

* "NIS" represents the New Israeli Shekel, the currency of the State of Israel.

                                      -1-

CUSIP NO. M8-7482-10-1                                        PAGE 2 OF 8 PAGES

-----------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) x
       (b)
-----------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
       WC
-----------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-----------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       The State of Israel
-----------------------------------------------------------------------------------------------------------------------------

                                7    SOLE VOTING POWER
                                     0

                              -----------------------------------------------------------------------------------------------

        NUMBER OF               8    SHARED VOTING POWER
          SHARES                     10,398,502 (1)
       BENEFICIALLY
         OWNED BY             -----------------------------------------------------------------------------------------------
           EACH
        REPORTING               9    SOLE DISPOSITIVE POWER
          PERSON                     0
           WITH
                              -----------------------------------------------------------------------------------------------

                               10    SHARED DISPOSITIVE POWER
                                     5,663,085 (2)
-----------------------------------------------------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       5,663,085 (2)
-----------------------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.67%
-----------------------------------------------------------------------------------------------------------------------------
14E    TYPE OF REPORTING PERSON
       CO
-----------------------------------------------------------------------------------------------------------------------------

                                      -2-

CUSIP NO. M8-7482-10-1                                     PAGE 3 OF 8 PAGES

     (1) As set forth in the agreement incorporated herein by reference, the reporting persons share voting power with Arwol Holdings Ltd. ("Arwol") and
     MacPell Industries Ltd. ("MacPell") both of which, collectively, hold
     4,735,417 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

     As set forth in the voting agreement incorporated herein by reference, Mr.
     Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

     (2) For purposes of Section 13(d) or Section 13(g) of the Securities
     Exchange Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 5,663,085 Series A Ordinary
     Shares held by Norfet, Limited Partnership ("Norfet") where (i) Mivtach
     Shamir is a partner of Norfet and holds 34.45% partnership interest of
     Norfet and (ii) Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of
     Mr. Meir Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

                                      -3-

CUSIP NO. M8-7482-10-1                                   PAGE 4 OF 8 PAGES

---------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Mr. Meir Shamir
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
---------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  x
       (b)
---------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
---------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       The State of Israel
---------------------------------------------------------------------------------------------------------------------------

                                7    SOLE VOTING POWER
                                     0

                                     --------------------------------------------------------------------------------------

           NUMBER OF            8    SHARED VOTING POWER
             SHARES                  10,398,502 (1)
          BENEFICIALLY
            OWNED BY                 --------------------------------------------------------------------------------------
              EACH
           REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                  0
              WITH
                                    ---------------------------------------------------------------------------------------

                               10    SHARED DISPOSITIVE POWER
                                     5,663,085 (2)
---------------------------------------------------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,663,085 (2)
---------------------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
       31.67%
---------------------------------------------------------------------------------------------------------------------------
14E    TYPE OF REPORTING PERSON
        IN
---------------------------------------------------------------------------------------------------------------------------

                                      -4-

CUSIP NO. M8-7482-10-1                                   PAGE 5 OF 8 PAGES

     (1) As set forth in the agreement incorporated herein by reference
     ("Arwol/MacPell Purchase Agreement"), the reporting persons share voting power with Arwol Holdings Ltd. ("Arwol") and MacPell Industries Ltd.
     ("MacPell") both of which, collectively, hold 4,735,417 Series A Ordinary
     Shares. The reporting persons disclaim beneficial ownership of any of the
     Series A Ordinary Shares held by MacPell and Arwol.

     As set forth in the voting agreement incorporated herein by reference, Mr.
     Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

     (2) For purposes of Section 13(d) or Section 13(g) of the Securities
     Exchange Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 5,663,085 Series A Ordinary
     Shares held by Norfet, Limited Partnership ("Norfet") where (i) Mivtach
     Shamir is a partner of Norfet and holds 34.45% partnership interest of
     Norfet and (ii) Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of
     Mr. Meir Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

                                      -5-

                                                               PAGE 6 OF 8 PAGES

         THIS STATEMENT AMENDS ITEMS 3 AND 5 OF SCHEDULE 13D OF MIVTACH SHAMIR
HOLDINGS LTD. AND MEIR SHAMIR FILED ON FEBRUARY 22, 2006 ("SCHEDULE 13D").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 22, 2004, Norfet purchased the Shares in two transactions.
Norfet purchased 3,529,412 Shares from the issuer in a private placement (the
"PIPE Transaction") pursuant to the Share Purchase Agreement incorporated herein by reference and Norfet purchased 1,365,000 Shares from Arwol Holdings Ltd.
("Arwol") and Macpell Industries Ltd. ("Macpell"), in equal parts, (the
"Purchase Transaction") pursuant to the Arwol/MacPell Purchase Agreement incorporated herein by reference. The aggregate purchase price for the Shares that Norfet acquired was $22,559,370. Norfet used working capital to fund 63% of the purchase price for the Shares, and it used two loans, made by commercial banks in the ordinary course of business, to fund the remaining 37% of the purchase price for the Shares.

         On April 7, 2005, the Issuer issued 661,765 Shares to Norfet for no additional consideration pursuant to purchase price adjustment mechanisms based on the Issuer's 2004 EBITDA, which were included in the Share Purchase
Agreement. Also, on April 7, 2005, Arwol and Macpell transferred an aggregate of
106,908 Shares to Norfet, without any monetary consideration, and paid Norfet
$512,000 pursuant to price adjustment mechanisms based on the Issuer's 2004
EBITDA, which were included in the Arwol/MacPell Purchase Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) For purposes of Section 13(d), Norfet, Mivtach Shamir and Mr. Meir Shamir
(the "reporting persons") beneficially own an aggregate of 5,663,085 Shares, which constitutes 31.67% of the class. Together with Arwol Holdings Ltd.
("Arwol") and MacPell Industries Ltd. ("MacPell"), as is set forth in the
Arwol/MacPell Purchase Agreement, the reporting persons may be deemed to beneficially own 10,398,502 Shares, constituting 58.16% of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

(b) The reporting persons have shared power to direct the vote, dispose and direct the disposition of the 5,663,085 Shares held by Norfet, constituting
31.67% of the class. Together with Arwol and MacPell, as set forth in the
Arwol/MacPell Purchase Agreement, the reporting persons may be deemed to share the power to vote and direct the vote of 10,398,502 Shares, constituting 58.16%
of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

(c) Norfet purchased 3,529,412 Shares at an average price of $4.25 per Share from the issuer in a private placement that closed on April 22, 2004. On April
7, 2005, the Issuer issued additional 661,765 Shares to Norfet pursuant to the adjustments as set forth in the Share Purchase Agreement, which resulted in adjusting the average price to approximately $3.58 per Share.

                                      -6-

                                                               PAGE 7 OF 8 PAGES

On April 22, 2004, Norfet purchased 1,365,000 Shares from MacPell and Arwol pursuant to the Arwol/MacPell Purchase Agreement. The initial purchase price per
Share was $5.538, subject to adjustments as set forth in the Arwol/MacPell
Purchase Agreement. On April 7, 2004, MacPell and Arwol transferred 106,908
Shares to Norfet and paid Norfet $512,000 pursuant to the adjustments as set forth in the Arwol/MacPell Purchase Agreement, which resulted in adjusting the average price to approximately $5.48 per Share.

(d) As set forth in Section 1.1(c) of the Arwol/MacPell Purchase Agreement,
MacPell and Arwol have, under the circumstances set forth therein, the right to a portion of the proceeds of the sale of certain of the Shares.

                                      -7-

                                                               PAGE 8 OF 8 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 23, 2006

MIVTACH SHAMIR HOLDINGS LTD.

By: /s/ MEIR SHAMIR
    ---------------
Name:   Meir Shamir
Title:  Chairman

/s/ MEIR SHAMIR
---------------
Mr. Meir Shamir

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                      -8-